UNITED STATES

                              SECURITIES     AND EXCHANGE COMMISSION

                                          WASHINGTON, D.C. 20549



     DIVISION OF
CORPORATION FINANCE



                                                                February 25,
2019

Chad Brownstein
Chairman and Chief Executive Officer
RMR Industrials, Inc.
4601 DTC Blvd., Suite 130
Denver, CO 80237

         Re: RMR Industrials, Inc.
             Form 10-K for Fiscal Year Ended March 31, 2018
             Filed October 3, 2018
             File No. 00-55402

Dear Mr. Brownstein:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

         After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2018

Business, page 1

1. We note your resource disclosures of high-calcium limestone and dolomite in this section.
        Please remove all resource disclosure from your filing. See Instruction 3 to paragraph
        (b)(5) of Industry Guide 7.
2. Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production. Without a reserve, as defined by paragraph (a)(l) oflndustry Guide 7, your company is in the exploration stage, as defined by paragraph (a)(4)(i) oflndustry Guide 7. As such, Industry Guide 7 specifically requires that your filing describe your business activities as exploration state activities until your company has reserves as defined in the Industry Guide 7.

             Please revise your disclosure to ensure that investors understand the actual stage of
 Chad Brownstein
RMR Industrials, Inc.
February 25, 2019
Page 2
           your mineral-related activity. Please clearly state that your company is currently engaged in mineral exploration activities and that you are in the exploration state.

           Please remove all references in your filing of the terms development, production, or mining operations, or any term that may imply mineral production, such as operations.

           In particular, substitute the term mineral exploration for mining operations.

       There may be further comments concerning these points, pending your response.
Business, page 9

3. Please disclose your annual production. See Instruction 3 to Item 102 of Regulation S-K.
Properties, page 9

4. It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

           Disclose a brief geological justification for each of the exploration projects written in non-technical language.

           Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

           If there is a phased program planned, briefly outline all phases.

           If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

           Disclose how the exploration program will be funded.

           Identify who will be conducting any proposed exploration work, and discuss their qualifications.
5. Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

           The location and means of access to your property, including the modes of transportation utilized to and from the property.
 Chad Brownstein
RMR Industrials, Inc.
February 25, 2019
Page 3


          Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

          A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

          A description of any work completed on the property and its present condition.

          The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

          A description of equipment, infrastructure, and other facilities.

          The current state of exploration of the property.

          The total costs incurred to date and all planned future costs.

          The source of power and water that can be utilized at the property.

          If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

      You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
      www. sec. gov/ about/forms/industryguides.pdf
6.    Please disclose the following information for each of your properties:

          The nature of your ownership or interest in the property.

          A description of all interests in your properties, including the terms of all underlying agreements and royalties.

          Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

          An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.
 Chad Brownstein
RMR Industrials, Inc.
February 25, 2019
Page 4

          Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

          The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

          The area of your claims, either in hectares or in acres.

      Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide
7.
Consolidated Statement of Operations
Loss on Extinguishment of Debt, page F-2

7. Please tell us and disclose how you determined the loss on extinguishment of debt of $12 million and to which debt instrument this relates for the year ended March 31, 2018.
      Refer to ASC 470-50-40.
Note B. Summary of Significant Accounting Policies
Property, Plant and Equipment, page F-9

8. We note your depletion of mineral properties is based upon estimated and recoverable limestone. In the absence of proven and probable reserves, please tell us how you reliably estimate the recoverable amounts from your mine, the Mid-Continent Quarry in Garfield
      County, Colorado, in the denominator of your unit-of-extraction-computation.
Note F. Property, Plant and Equipment, page F-11

9. In the absence of proven and probable reserves, please modify the name of your mineral reserves to mineral rights, mineral properties, mining claims or other appropriate title.



10. In relation to your mill equipment, mining equipment, and other property, plant, and equipment associated with your the Mid-Continent Quarry, please tell us in the absence of proven and probable reserves how you have determined the capitalized costs represent a probable future benefit sufficient to qualify as an asset either through operations, salvage value or alternative use.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Chad Brownstein
RMR Industrials, Inc.
February 25, 2019
Page 5

absence of action by the staff.

        You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert
S. Littlepage, Accounting Branch Chief at (202) 551-3361 with any questions.



                                                          Sincerely,

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